Exhibit 99.1

YYForce Inc.

YYFORCE INC. AND ITS SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Note	June 30, 2026 (Unaudited)	December 31, 2025
		$	$
Assets
Current assets:
Cash		3,082,570	1,511,760
Trade receivables, net	4	11,063,513	12,138,342
Prepayment and other current assets	5	4,373,945	1,251,794
Amount due from related parties	18	4,054,010	501,637
Total current assets		22,574,038	15,403,533

Non-current assets:
Right-of-use assets	6	1,254,966	1,463,494
Intangible assets, net	8	5,017,595	5,174,257
Investment properties	9	2,381,942	2,445,292
Net investment in lease	10	-	2,970,685
Property and equipment, net	7	579,025	527,092
Financial assets measured at fair value through profit or loss (“FVTPL”)		100,000	-
Prepayment and other non-current assets	5	179,151	422,849
Goodwill	8	5,808,574	5,808,574
Deferred tax assets		125,825	125,825
Total non-current assets		15,447,078	18,938,068

Total assets		38,021,116	34,341,601

Current liabilities:
Trade and other payables	11	4,572,651	10,837,525
Contract liabilities		572,280	-
Amount due to related parties	18	189,696	503,007
Lease liabilities, current	13	411,619	429,634
Convertible notes designated at FVTPL	12	14,379	-
Loans and borrowings, current	13	4,937,830	5,375,362
Total current liabilities		10,698,455	17,145,528

Non-current liabilities:
Loans and borrowings, non-current	13	367,687	627,526
Warrant liabilities	12	17,733	1,213,340
Deferred tax liabilities	17	645,722	645,722
Lease liabilities, non-current	13	928,611	1,099,767
Total non-current liabilities		1,959,753	3,586,355
Total liabilities		12,658,208	20,731,883

Equity
Share Capital*	14	43,966,842	24,825,837
Reserves	14	10,862,760	11,182,357
Accumulated deficit		(32,882,003)	(25,711,110)
Equity attributable to owners of the Company		21,947,599	10,297,084

Non-controlling interests		3,415,309	3,312,634
Total equity		25,362,908	13,609,718

Total liabilities and equity		38,021,116	34,341,601

*	The shares and per share information are presented on a retroactive basis to reflect the reorganization.

See accompanying notes to unaudited condensed consolidated financial statements.

YYFORCE INC. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE (LOSS) INCOME

		For the six months ended June 30,
	Note	2026 (Unaudited)	2025 (Unaudited)
		$	$
Revenue	16	32,659,236	25,754,473
Cost of revenue	16	(29,359,389)	(21,486,338)
Gross profit		3,299,847	4,268,135

Other income	16	703,883	814,457
Selling and marketing expenses	16	(1,152,522)	(1,562,277)
General and administrative expenses	16	(7,902,969)	(7,107,000)
Impairment loss on intangible asset	16	-	(4,063,000)
Other expenses	16	(111,423)	(31,918)
Change in fair value of investment properties	16	(44,079)	-
Operating loss		(5,207,263)	(7,681,603)

Finance cost	16	(865,273)	(367,270)
Net loss on convertible notes designated at FVTPL	12	(2,617,807)	-
Net gain on warrant liabilities	12	1,726,802	(24,075)
Loss before tax		(6,963,541)	(8,072,948)
Income tax expenses	17	(99,272)	(123,038)
Loss for the period		(7,062,813)	(8,195,986)
Other comprehensive (loss) income
Foreign currency translation differences – foreign operations		(817,032)	290,378
Change in fair value of convertible notes designated at FVTPL due to own credit risk		1,726	-
Total comprehensive loss for the period		(7,878,119)	(7,905,608)

Loss attributable to:
Equity owners of the Company		(7,170,893)	(8,246,755)
Non-controlling interests		108,080	50,769
Loss for the period		(7,062,813)	(8,195,986)

Total comprehensive loss attributable to:
Equity owners of the Company		(7,980,794)	(7,963,848)
Non-controlling interests		102,675	58,240
Total comprehensive loss for the period		(7,878,119)	(7,905,608)

Basic loss per share*	15	(13.62)	(311.00)
Diluted loss per share*	15	(13.62)	(311.00)
Weighted average number of shares
Basic		526,603	26,517
Diluted		526,603	26,517

*	The shares and per share information are presented on a retroactive basis to reflect the reorganization. Further, the Class A ordinary shares are presented on a retroactive basis to reflect the Company’s reverse share split of 50-for-1 on March 23, 2026 and 30-for-1 on June 23, 2026, respectively.

See accompanying notes to unaudited condensed consolidated financial statements.

YYFORCE INC. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share Capital	Treasury shares	Other reserve	Foreign currency translation reserve	Retained earnings/ (Accumulated deficit)	Total	Non- controlling interest	Total equity
	$	$	$	$	$	$	$	$

Balance at January 1, 2025	5,280,406	(1,298,250)	6,239,990	221,063	(4,291,968)	6,151,241	43,334	6,194,575
Comprehensive (loss)/income for the period
(Loss)/Profit for the period	-	-	-	-	(8,246,755)	(8,246,755)	50,769	(8,195,986)
Other comprehensive income
Exchange differences on translation of foreign operations	-	-	-	282,907	-	282,907	7,471	290,378
Total comprehensive income/(loss) for the period	-	-	-	282,907	(8,246,755)	(7,963,848)	58,240	(7,905,608)
Transactions with owners of the Company
Issue of Class A ordinary shares for business combination	13,376,000	-	-	-	-	13,376,000	3,525,617	16,901,617
Issue of Class A ordinary shares for assets acquisition	5,760,000	-	-	-	-	5,760,000	-	5,760,000
Transfer shares from treasury shares	25,243	45,914	-	-	-	71,157	-	71,157
Issuance of class A shares to employees and external consultant	-		3,870,000	-	-	3,870,000	-	3,870,000
Transactions with owners of the Company	19,161,243	45,914	3,870,000	-	-	23,077,157	3,525,617	26,602,774
Balance at June 30, 2025	24,441,649	(1,252,336)	10,109,990	503,970	(12,538,723)	21,264,550	3,627,191	24,891,741

Balance at January 1, 2026	24,825,837	(1,252,335)	11,756,390	678,302	(25,711,110)	10,297,084	3,312,634	13,609,718
Comprehensive (loss)/income for the period
(Loss)/Profit for the period	-	-	-	-	(7,170,893)	(7,170,893)	108,080	(7,062,813)
Other comprehensive loss
Exchange differences on translation of foreign operations	-	-	-	(811,627)	-	(811,627)	(5,405)	(817,032)
Change in fair value attributable to the change in credit risk of financial liabilities designated at FVTPL	-	-	1,726	-	-	1,726	-	1,726
Total comprehensive (loss)/income for the period	-	-	1,726	(811,627)	(7,170,893)	(7,980,794)	102,675	(7,878,119)
Transactions with owners of the Company
Transfer shares from treasury shares	(337,505)	566,704	(76,400)	-	-	152,799	-	152,799
Exercise of warrants	714,312					714,312		714,312
Conversion of convertible notes	214,479	-	-	-	-	214,479	-	214,479
Issuance of class A ordinary shares in connection with At-The-Market equity offering	18,549,719	-	-	-	-	18,549,719	-	18,549,719
Transactions with owners of the Company	19,141,005	566,704	(76,400)	-	-	19,631,309	-	19,631,309
Balance at June 30, 2026	43,966,842	(685,631)	11,681,716	(133,325)	(32,882,003)	21,947,599	3,415,309	25,362,908

See accompanying notes to unaudited condensed consolidated financial statements.

YYFORCE INC. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the six months ended June 30,
	2026 (Unaudited)	2025 (Unaudited)
	$	$
Cash flows from operating activities
Loss for the period	(7,062,813)	(8,195,986)
Adjustments for:
Depreciation of property and equipment (Note 7)	147,892	89,044
Depreciation of right-of-use assets (Note 6)	288,017	227,394
Amortization of intangible assets (Note 8)	182,735	-
Provision for allowance for credit losses	61,212	66,561
Impairment loss of intangible asset	-	4,063,000
Net gain on warrant liabilities	(1,726,802)	24,075
Fair value change of investment properties (Note 9)	44,079	-
Net loss on convertible notes designated at FVTPL	2,617,807	-
Service fees settled by transfer of treasury shares	152,799	52,779
Share-based compensation	-	3,573,000
Gain on derecognition of the net investment in lease (Note 10)	(94,078)	-
Interest income	(5,990)	-
Finance cost	865,273	367,270
Income tax expenses (Note 17)	99,272	123,038
	(4,430,597)	390,175
Changes in operating assets and liabilities:
Trade receivables	418,767	(191,922)
Trade and other payables	(4,926,338)	(936,465)
Contract liabilities	572,280	-
Amount due to related parties	(556,499)	(22,380)
Prepayment and other current assets	(1,854,116)	368,512
Cash used in operations	(10,776,503)	(392,080)
Interest paid	(168,640)	(232,386)
Income tax paid	(82,808)	(9,510)
Income tax refund	39,047	-
Net cash used in operating activities	(10,988,904)	(633,976)

Investing activities
Purchase of property and equipment (Note 7)	(228,527)	(131,352)
Purchase of intangible assets	(152,000)	-
Loan to a director of a subsidiary and a minor shareholder of the Company (Note 18)	(2,767,916)	-
Proceeds from sales of underlying property (Note 10)	3,046,978	-
Receipt of principal portion of finance lease receivable (Note 10)	23,775	-
Acquisition of an investment in financial assets	(100,000)	-
Payment of deferred consideration payable in connection with acquisitions	(924,895)
Acquisition of subsidiaries, net cash acquired	-	836,485
Loan to a shareholder	(2,593,753)	-
Net cash (used in)/provided by investing activities	(3,696,338)	705,133

Financing activities
Proceeds from issuance of class A shares in connection with the At-The-Market equity offering	18,549,719	-
Gross proceeds from the issue of convertible notes and warrants	4,105,000	-
Redemption and settlement of the convertible notes	(5,784,573)	-
Repurchase of warrant liabilities	(857,143)	-
Proceeds from guaranteed bank and financial institution loans	860,013	588,003
Loan from a third party	-	342,600
Repayment of loan from a third party	(467,935)	-
Loan from a shareholder	-	825,077
Loan to a related party	-	(108,663)
Repayment from a shareholder’s loan	2,052,484	-
Payment of lease liabilities	(262,805)	(262,805)
Repayment of guaranteed bank and financial institution loans	(1,900,444)	(571,234)
Net cash provided by financing activities	16,294,316	812,978
Effect of foreign exchange of cash	(38,264)	(148,693)
Net increase in cash	1,570,810	735,442
Cash balances at beginning of periods	1,511,760	836,907
Cash balances at end of periods	3,082,570	1,572,349

See accompanying notes to unaudited condensed consolidated financial statements.

YYFORCE INC. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1	ORGANIZATION AND PRINCIPAL ACTIVITIES

YYForce Inc. (formerly known as YY Group Holding Limited) (the “Company” or the “Group”) is a limited company incorporated and domiciled in British Virgin Islands and whose shares are publicly traded. On August 31, 2026, the Company changed its corporate name from YY Group Holding Limited to YYForce Inc. pursuant to a Certificate of Change of Name issued by the Registrar of Corporate Affairs of the British Virgin Islands. The registered office is located at 60 Paya Lebar Road #05-43 Paya Lebar Square Singapore 409051. In order to better serve the Company’s clients and accommodate the growing team, the Company has moved to a new office with effective on March 1, 2024. It is located at 60 Paya Lebar Road #09-13/14/15/16/17 Paya Lebar Square Singapore 409051. The Company is principally a data and technology driven company focused on developing enterprise intelligent labor matching services and smart cleaning services based in Singapore. Through the Company and its subsidiaries (collectively referred to as the “Group”), the Group provide enterprise manpower outsourcing and smart cleaning services in Singapore, Malaysia, Hong Kong, Thailand, Vietnam, the Netherlands, and the United Arab Emirates.

As of June 30, 2026, the Company’s subsidiaries were as follows:

Subsidiaries	Date of Incorporation	Jurisdiction of Formation	Percentage of direct/indirect Economic Ownership	Principal Activities
YY Circle (SG) Private Limited	June 13, 2019	Singapore	100%	Manpower contracting services
Hong Ye Group Pte. Ltd.	December 28, 2010	Singapore	100%	Employment agencies and general cleaning services
YY Circle Sdn. Bhd.	July 22, 2022	Malaysia	90%	Manpower outsourcing with information technology solution, as well as, general cleaning services
Hong Ye Maintenance (MY) Sdn. Bhd.	November 8, 2022	Malaysia	100%	General cleaning services
YY Circle (AU) Pty Ltd	June 14, 2023	Australia	95%	Employment placement and recruitment services
YY Circle (Vietnam) Company Limited	February 6, 2024	Vietnam	95%	Management consulting service and employment service activities
YYCircle Human Resources Consultancies L.L.C CO. L.L.C	July 15, 2024	UAE	95%	Manpower contracting services
YY Circle (Korea) Ltd.	July 29, 2024	Korea	95%	Manpower contracting services
Mediaplus Limited	July 29, 2024	BVI	100%	Information technology consultancy (Except cybersecurity)
YY Circle UK Ltd	August 3, 2024	UK	95%	Manpower contracting services
YY Circle (Perth) Pty Ltd	October 15, 2024	Australia	95%	Manpower contracting services
YY Smart Tech Pte. Ltd.	December 2, 2024	Singapore	80%	Development of software and applications and applications (Except games and cybersecurity)
YY Circle Netherlands B.V.	December 18, 2024	Netherlands	95%	Manpower contracting services
YY Circle GmbH	January 21, 2025	Germany	95%	Manpower contracting services
Mediaplus Venture Group Pte. Ltd.	August 12, 2024	Singapore	54%	Holding company
Mediaplus Digital Pte. Ltd.	November 1, 2013	Singapore	54%	IT consultancy and development of software and applications.
Mplus Elite Pte. Ltd.	May 16, 2015	Singapore	54%	Advertising activities and development of software and applications.
M Synergates Pte. Ltd.	June 26, 2020	Singapore	54%	IT consultancy and hosting services by non-data centres
Mediaplus Digital Sdn. Bhd.	November 16, 2021	Malaysia	54%	Consultancy services in public relation and communications and wholesales of a variety of goods without any particular specialization and web portals.
Property Facility Services Pte. Ltd.	May 9, 2001	Singapore	100%	Residential, commercial and industrial real estate management and general cleaning services except household cleaning and outline marketplaces.
YY Circle (HK) Pte Limited	October 26, 2022	Hong Kong	90%	Manpower contracting services
YY Circle (Thailand) Company Limited *	April 5, 2023	Thailand	49%	Manpower contracting services
YY Holding (Thailand) Co. Ltd	April 4, 2025	Thailand	99%	Holding company
Uniforce Security Services Pte. Ltd.	May 12, 2017	Singapore	100%	Private security activities
Transocean Oil Pte. Ltd.	March 18, 2003	Singapore	53%	Other holding companies
24IFM Pte. Ltd.	August 18, 2021	Singapore	100%	Publishing of software/ applications and IT consultancy
Pest Fighter Pte. Ltd.	August 13, 1994	Singapore	100%	Pest control services and freight transport byroad
YYCircle For Hospitality Services L.L.C	October 15, 2025	United Arab Emirates	100%	Hospitality services
Talent Management Holding Limited	December 31, 2025	Hong Kong	100%	Financial service activities, including investment and Holding Companies, and the activities of trusts, funds and similar financial entities
YY Group US Inc	January 7, 2026	State of Delaware	100%	Holding company
YY Circle CA Inc	January 2, 2026	State of California	95%	Manpower outsourcing and IT solutions
YY Circle NYC Inc	January 12, 2026	State of New York	95%	Manpower outsourcing and IT solutions
Property Facility Services (Laos) Sole Co., Ltd	June 11, 2026	Laos	100%	Management services for other businesses, repair and maintenance of buildings

*	The Group holds a 48.5% equity interest in YY Circle (Thailand) Company Limited through YY Holding (Thailand) Co. Ltd in compliance with local regulations. Notwithstanding this, the Group holds the majority of voting rights and exercises control over the Company, which is therefore accounted for as a subsidiary.

Liquidity and Going Concern

As of June 30, 2026, the Group’s cash balances amounted to $3,082,570, the current assets were $22,574,038, and the current liabilities were $10,698,455, resulting in a positive working capital of $11,875,583. For the six months ended June 30, 2026, the Group incurred operating loss and loss for the period of $5,207,263 and $7,062,813, respectively with net operating cash outflows of $10,988,904. As the continuous net losses and significant operating cash outflow, there is material uncertainty that may cast significant doubt on the Group’s ability to continue as a going concern.

To sustain its ability to support the Group’s operating activities, the Group may have to consider supplementing its available sources of funds through the following sources:

-	cash generated from its operations; and

-	loans from shareholders and related parties; and

-	other available sources of financing from banks and other financial institutions.

In assessing liquidity, management continuously monitors cash balances, operating cash requirements and working capital needs. The Group's principal liquidity requirements consist of funding operating expenses, supporting working capital and meeting obligations as they become due.

The Group’s condensed consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The condensed consolidated financial statements do not include any adjustments that might result from the outcome of such uncertainties.

2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1	Basis of preparation

These unaudited condensed consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) International Accounting Standards (“IAS”) 34, “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”) for six months ended June 30, 2026 and 2025.

These unaudited condensed consolidated financial statements for the six months ended June 30, 2026 and 2025 should be read in conjunction with the Group’s last audited annual consolidated financial statements for the years ended December 31, 2025 and 2024. They do not include all the information and disclosures required for a complete set of financial statements prepared in accordance with IFRS Accounting Standard. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group’s financial position and performance since last annual consolidated financial statements.

These unaudited condensed consolidated financial statements were authorized for issue by the Company’s board of directors on September 25, 2026.

2.2	Use of judgements and estimates

In preparing these unaudited condensed consolidated financial statements, management has made judgements and estimates that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates.

The significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those described in the last annual consolidated financial statements for the years ended December 31, 2025 and 2024.

Measurement of fair value

A number of the Group’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities.

As part of an established control framework, significant unobservable inputs and valuation adjustments are regularly reviewed. If third party information, such as broker quotes or pricing services, is used to measure fair values, such information is assessed to support the conclusion that such valuations meet the requirements of IFRS, including the level in the fair value hierarchy in which such valuations should be classified.

When measuring the fair value of an asset or a liability, the Group uses observable market data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

●	Level 1 quoted prices (unadjusted) in active markets for identical assets or liabilities;

●	Level 2 inputs other than quoted prices included within Level 1, that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

●	Level 3 inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement (with Level 3 being the lowest).

The Group recognizes transfers between levels of the fair value hierarchy as of the end of the reporting period during which the change has occurred.

3	SIGNIFICANT ACCOUNTING POLICY

The significant accounting policies applied in the preparation of the unaudited condensed consolidated financial statements are consistent with those described in the Group's audited consolidated financial statements for the year ended December 31, 2025, except for the adoption of accounting policies for new transaction incurred during the six months ended June 30, 2026. The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective. The Group has the following accounting policies applied for the six months ended June 30, 2026.

3.1	Financial Instruments

Financial liabilities – Classification, subsequent measurement and gains and losses

Financial liabilities are classified as measured at amortized cost or FVTPL. A financial liability is classified as at FVTPL if it is classified as held-for-trading, it is a derivative or it is designated as such on initial recognition. Financial liabilities at FVTPL, which include certain convertible notes and warrant liabilities, are measured at fair value and net gains and losses, including any interest expense, are recognized in profit or loss. Directly attributable transaction costs are recognized in profit or loss as incurred.

The Group designated certain convertible notes as financial liabilities at fair value through profit or loss on initial recognition. Subsequent to initial recognition, the convertible notes are measured at fair value. Gains or losses arising from changes in fair value are recognized in profit or loss, except for the portion of the change in fair value caused by changes in the Group's own credit risk, which is recognized in other comprehensive (loss) income. Amounts recognized in other comprehensive (loss) income related to own credit risk are not subsequently transferred to profit or loss. Upon derecognition or settlement of the convertible notes, any cumulative gain or loss previously recognized in other comprehensive (loss) income is transferred directly to retained earnings.

The best evidence of the fair value of a financial instrument at initial recognition is normally the transaction price. The Group determines that the fair value at initial recognition differs from the transaction price in accordance with IFRS 9, the Group adjusted to defer the difference between the fair value at initial recognition and the transaction price. After initial recognition, the Group recognises that deferred difference as a gain or loss only to the extent that it arises from a change in a factor (including time) that market participants would take into account when pricing the asset or liability.

3.2	Warrant Liabilities

The Group applies significant judgment in determining the appropriate classification and measurement of warrants issued in connection with the Group’s financing activities. Warrants that do not meet the “fixed-for-fixed” equity classification criteria under IAS 32 are classified as warrant liabilities and measured at fair value through profit or loss (“FVTPL”) in accordance with IFRS 9. The fair value of the warrant liabilities is determined using an appropriate valuation technique (e.g., option pricing model) that incorporates significant unobservable inputs and assumptions, including the Group’s share price, expected volatility, risk-free interest rate, expected term, and other relevant contractual features. Changes in these assumptions could have a material impact on the fair value measurement and the related gains or losses recognized in profit or loss.

4	TRADE RECEIVABLES, NET

	As of June 30, 2026 (Unaudited)	As of December 31, 2025
	$	$
Trade receivables
Trade receivables from IFM services	5,537,653	6,776,366
Trade receivables from manpower outsourcing services	5,411,093	5,219,315
Trade receivables from other services	241,551	211,327
Subtotal:	11,190,297	12,207,008
Allowance for expected credit losses	(126,784)	(68,666)
Trade receivables, net	11,063,513	12,138,342

i)	Trade receivable

Trade receivables are non-interest bearing and are generally on terms of 30 to 90 days. No interest is charged on the outstanding balances.

ii)	Transfer of trade receivables

During 2020, the Group entered a trade receivable financing arrangement (“Arrangement”) with a financial institution (“Factor”). Pursuant to the terms of the arrangement, the Group sells amounts of its trade receivable balances to the Factor as absolute owner with full recourse against the Group. In accordance with IFRS 9, Financial Instruments (“IFRS 9”), the Group concluded that the transaction with the Factor represents a transfer of financial assets in which the Group retains effective control over the transferred trade receivables. As such it was determined that the transfer of financial assets should be recorded as a recourse liability. Furthermore, the Group shall continue to report the transferred financial asset in its consolidated statements of financial position with no change in the assets’ measurement. Accordingly, the Group records the trade receivables on its Consolidated Statement of Financial Position and records are recourse liabilities for the amount received from the Factor towards factored trade receivables. For non-notified customers, the arrangement with the Factor is such that the customers remit cash directly to the Group and the Group transfers the collected amounts to the Factor. For notified customers, the arrangement with the Factor is such that the customers remit cash directly to the Factor.

For non-notified customers, the Factor remits 75% of the trade receivable balance to the Group and the rate increased to 85% based on the terms of variation with effect from November 22, 2022. The funding limit was S$1,200,000 at the inception of the arrangement and increased to S$1,750,000 based on the terms of variation with effect from November 22, 2022. The funding limit was further increased by S$500,000 with the addition of the facility under YY Circle (SG) Pte Ltd based on the offer letter on February 22, 2023 and then further decreased by S$250,000 under Hong Ye Group Pte Ltd. based on the terms of variation with effect from July 5, 2023. Pursuant to the terms of variation dated on March 21, 2023, the discount charge fee and service fee will change to a charge rate of 7.0% and 0.35%, respectively with effect from April 1, 2023 under Hong Ye Group Pte Ltd. The discount charge fee and service fee will be a charge rate of 7.0% and 0.35%, respectively with effect from February 22, 2023 for the additional facility under YY Circle (SG) Pte Ltd. Pursuant to the terms of variation dated on June 19, 2024, the discount charge fee will change to a charge rate of 7.7%, with effect from July 1, 2024 under Hong Ye Group Pte Ltd and YY Circle (SG) Pte Ltd. An additional increase of S$250,000 for YY Circle (SG) Pte Ltd. based on the terms of the variation effective from June 5, 2025. The limit was then further increased by S$1,500,000 with the addition of the facility under Hong Ye Group Pte Ltd., as per the offer letter dated June 25, 2025.

For notified customers, the Factor remits 80% of the trade receivable balance to the Group and the rate increased to 90% based on the terms of variation with effect from November 22, 2022. The funding limit was S$1,300,000 at the inception of the arrangement and increased to S$1,750,000 based on the terms of variation with effect from November 22, 2022. The funding limit was further increased by S$500,000 with the addition of the facility under YY Circle (SG) Pte Ltd based on the offer letter on February 22, 2023 and then further increased by S$500,000 and decreased by S$250,000 under YY Circle (SG) Pte Ltd and Hong Ye Group Pte Ltd, respectively, based on the terms of variation with effective from July 5, 2023. Pursuant to the terms of variation dated on March 21, 2023, the discount charge fee and service fee will change to a charge rate of 7.0% and 0.35%, respectively with effect from April 1, 2023 under Hong Ye Group Pte Ltd. The discount charge fee and service fee will be a charge rate of 7.0% and 0.35%, respectively with effect from February 22, 2023 for the additional facility under YY Circle (SG) Pte Ltd. Pursuant to the terms of variation dated on June 19, 2024, the discount charge fee will change to a charge rate of 7.7%, with effect from July 1, 2024 under Hong Ye Group Pte Ltd and YY Circle (SG) Pte Ltd. The funding limit was further increased by S$400,000 under Uniforce Security Pte. Ltd since the acquisition date of June 2, 2025, and then decreased by S$250,000 under YY Circle (SG) Pte Ltd. based on the terms of variation with effect from June 5, 2025.

For the six months ended June 30, 2026, Hong Ye Group Pte Ltd and YY Circle (SG) Pte Ltd. changed their financial institution. Under the new ARF (Bulk)-EFS Trade facility, the client and aggregate debtor advance limits are S$7,000,000 and S$3,000,000 respectively, with a maximum advance payment of 80% of the face value of approved debt. Interest is charged at 3.0% per annum over the Bank’s Cost of Funds, with a monthly service charge of S$1,000. The advance payment period is 30 days from the due date.

As of June 30, 2026 and December 31, 2025, the Group recorded a recourse liability of $4,378,250 and $4,423,508 respectively, towards the factor which is included in current loans and borrowings on the consolidated statements of financial position. The cost of factoring is included as a component of finance cost in the accompanying consolidated statements of profit or loss and other comprehensive (loss)/income. During the six months ended June 30, 2026 and 2025, the Group incurred $168,640 and $232,386 in factoring fee, respectively.

The following information shows the carrying amount of trade receivables at the reporting date that have been transferred but have not been derecognized and the associated liabilities.

	As of June 30, 2026 (Unaudited)	As of December 31, 2025
	$	$
Carrying amount of trade receivables transferred to agents	4,641,689	5,236,864
Carrying amount of associated liabilities	4,378,250	4,423,508

5	PREPAYMENT AND OTHER CURRENT ASSETS

	As of June 30, 2026 (Unaudited)	As of December 31, 2025
	$	$
Current:
Deposits & Prepayment	3,676,109	1,392,753
Other receivables	697,836	609,041
Current, gross	4,373,945	2,001,794
Allowance for expected credit losses	-	(750,000)
	4,373,945	1,251,794

Non-current:
Deposit others	-	414,983
Prepayment, non-current	179,151	7,866
Non-current, net	179,151	422,849
Total prepayment and other assets	4,553,096	1,674,643

6	RIGHT-OF-USE ASSETS

	For the six months ended June 30,
	2026 (Unaudited)	2025 (Unaudited)
	$	$
Interest on lease liabilities	90,007	67,506
Expenses relating to short-term lease and low value assets	15,570	126,744
Depreciation charge for right-of-use assets	288,017	227,394

The costs of the acquired right-of-use were $63,428 and $776,741 for the six months ended June 30, 2026 and 2025, respectively.

7	PROPERTY AND EQUIPMENT

The depreciation expense recorded for the six months ended June 30, 2026 and 2025 is $147,892 and $89,044, respectively.

The costs of the acquired property and equipment were $228,527 and $131,352 for the six months ended June 30, 2026 and 2025, respectively.

8.	INTANGIBLE ASSETS AND GOODWILL

Intangible assets

The amortization expense recorded for the six months ended June 30, 2026 and 2025 is $182,735 and nil, respectively.

For the six months ended June 30, 2026 and 2025, the Group identified certain impairment indicators and performed impairment testing on its software under development. The recoverable amount was determined using a discounted cash flow methodology and was assessed at approximately $1,697,000 and $1,697,000 as of June 30, 2026 and December 31, 2025, respectively.

Based on the impairment assessments performed, the recoverable amount exceeded the carrying amount of the software under development which was approximately $1,697,000 as of June 30, 2026 and, accordingly, no impairment loss was recognized during the period.

For the six months ended June 30, 2025, the Group recognized an impairment loss of approximately $4,063,000, which was recorded as "impairment loss on intangible assets" in the condensed consolidated statements of profit or loss and other comprehensive (loss) income.

Impairment test of goodwill

For the purpose of impairment testing, goodwill has been allocated to the Group’s cash-generating units ("CGUs") as follows:

	As of June 30, 2026 (Unaudited)	As of December 31, 2025
	$	$
CGUs:
Transocean Oil Pte. Ltd. ("Transocean")	5,551,429	5,551,429
YY Circle (HK) Pte Limited ("YYC HK")	2,260,054	2,260,054
YY Circle (Thailand) Company Limited ("YYC TH")	2,166,835	2,166,835
Property Facility Services Pte. Ltd. ("PFS")	644,292	644,292
	10,622,610	10,622,610
Multiple units without significant goodwill	737,393	737,393
	11,360,003	11,360,003
Impairment of goodwill - Transocean	(5,551,429)	(5,551,429)
Goodwill, net	5,808,574	5,808,574

The Group assessed all its goodwill-bearing CGUs for impairment as of June 30, 2026. A quantitative impairment assessment was performed for the PFS CGU. Based on the impairment assessments performed, management concluded that the recoverable amount of each goodwill-bearing CGU exceeded its respective carrying amount. Accordingly, no goodwill impairment loss was recognized during the six months ended June 30, 2026.

PFS

The PFS CGU is principally engaged in provision of integrated facilities management and property maintenance services, which represents a standalone operating entity acquired by the Group. The PFS CGU generates cash inflows that are largely independent from other assets or groups of assets within the Group.

The recoverable amount of this CGU was based on its value in use, determined by discounting future cash flows to be generated from the continuing use of the CGU.

The key assumptions used in the estimation of the recoverable amount are set out below. The values assigned to the key assumptions represent management’s assessment of future trends in the relevant industries and have been based on historical data from both external and internal sources.

	As of June 30, 2026 (Unaudited)	As of December 31, 2025
	$	$
In percent
Pre-tax discount rate	14.82	15.50
Budgeted revenue growth rate (average of next five years)	5.00	3.60
Terminal value growth rate	1.60	1.60

The discount rate was a pre-tax measure estimated based on a weighted-average cost of capital approach, primarily driven by the cost of equity. The capital structure reflects minimal leverage based on comparable companies, and the cost of debt was estimated at approximately 4.57%, resulting in an overall discount rate of approximately 13.00%.

Revenue growth for the next five years was projected based on historical growth, industry trends, and market expectations, considering the Group’s continued expansion in IFM services, as well as its geographic expansion into new markets.

The cash flow projections included specific estimates for five years and a terminal growth rate thereafter. The terminal growth rate was determined based on management’s estimate of the long-term compound annual EBITDA growth rate, consistent with the assumptions that a market participant would make.

The estimated recoverable amount of the CGU exceeded its carrying amount by approximately $683,981. Management has identified that a reasonably possible change in the key assumption could cause the carrying amount to exceed the recoverable amount. The following table shows the amount by which the assumption would need to change individually for the estimated recoverable amount to be equal to the carrying amount.

	Change required for carrying amount to equal recoverable amount
	As of June 30, 2026 (Unaudited)	As of December 31, 2025
	$	$
In percent
Discount rate	2.80	23.46
Budgeted revenue growth rate (average of next five years)	(6.15)	(25.13)

9.	INVESTMENT PROPERTY

Investment properties consist of three commercial units owned by Transocean Oil Pte. Ltd. (“Transocean”) and one commercial unit owned by Mediaplus Venture Group Pte. Ltd. (“Mediaplus”). These properties are held to generate rental income and for long-term capital appreciation and are leased to third-party tenants under non-cancellable lease arrangements.

Reconciliation of the carrying amount:

$
Balance as of December 31, 2025	2,445,292
Change in fair value	(44,079)
Exchange differences	(19,271)
Balance as of June 30, 2026 (unaudited)	2,381,942

10.	NET INVESTMENT IN LEASE

During the six months ended June 30, 2026 and 2025, Transocean recognized interest income on lease receivable of $5,990 and $16,201, respectively.

On May 15, 2026, the lessee exercised its option to purchase the underlying property. As a result, the finance lease was terminated and the related net investment in the lease was derecognized. The Company recognized a gain on the early derecognition of the net investment in the finance lease of $94,078.

$
Balance as of December 31, 2025	2,970,685
Interest income recognized during the period	5,990
Net investment in the lease received during the period	(23,775)
Carrying amount immediately prior to derecognition	(2,952,900)

Consideration received from sales of the underlying property	3,046,978
Less: Carrying amount of net investment in finance lease derecognized	(2,952,900)
Gain on derecognition of net investment in lease (unaudited)	94,078

11.	TRADE AND OTHER PAYABLES

	As of June 30, 2026 (Unaudited)	As of December 31, 2025
	$	$
Trade payables:
Amount due to third parties	1,085,107	2,673,054

Other payables:
Accrued payroll and pension	1,266,390	3,054,727
Accrued operating expenses	666,124	500,240
Loan from a third party *	38,256	506,191
GST payables	467,576	1,716,568
Provision for taxation	158,455	181,756
Unpaid consideration for acquisition of subsidiaries	527,851	1,452,746
Amount due to directors of subsidiaries **	50,823	361,633
Others	312,069	390,610
Total trade and other payables	4,572,651	10,837,525

These amounts are non-interest bearing except a third-party loan mentioned below. Trade payables are normally settled on 90 days’ terms.

*	The balance as of June 30, 2026 represents a loan from a third party amounting to MYR155,706 equaling $38,256 which is interest-free per annum and repayable on demand.

The balance as of December 31, 2025 represents a loan from a third party amounting to S$650,000 equalling to $506,191 which is interest-bearing at 8% per annum and repayable on demand.

**	The amount represents non-trade balances that are unsecured, interest-free and repayable on demand.

12.	CONVERTIBLE NOTES AND WARRANT LIABILITIES

Convertible Notes and Warrants Issued in March 2026

On March 2, 2026, the Company issued 8% Original Issue Discount (“OID”) convertible promissory notes (the “Convertible Notes”) with an aggregate principal face amount of $5,940,000 for an aggregate purchase price of $5,500,000, together with warrants (the “Warrants”) to purchase initially up to 31,504 Class A ordinary shares (47,255,369 Class A ordinary shares prior to 50-for-1 and 30-for-1 reverse share splits), pursuant to a Securities Purchase Agreement dated February 27, 2026 with Ault Lending, LLC (the “Ault Lending”) and L1 Capital Global Opportunities Master Fund (“L1”). The Convertible Notes were issued in principal face amounts of $5,280,000 to Ault Lending and $660,000 to L1 and mature on March 2, 2028. The number of Warrants issued to Ault Lending and L1 was 28,004 and 3,500 respectively. (42,004,773 and 5,250,596 prior to 50-for-1 and 30-for-1 reverse share splits, respectively)

The aggregate purchase price was $5,500,000. At the closing, $1,000,000 was paid directly to an escrow agent to fund the Company’s subscription for preferred stock of Ault & Company, Inc., and $395,000, representing directly attributable transaction costs incurred in connection with the transaction, was withheld by the Ault Lending at the closing. Neither amount was received by the Company in cash and, accordingly, the gross cash proceeds received by the Company on the issue of the Convertible Notes and the Warrants were $4,105,000. Out of those proceeds the Company applied $1,109,945 to repay its secured promissory note dated January 28, 2026, $412,500 to pay the placement agent commission and $245,000 to pay other transaction fees, leaving net proceeds of $2,337,555 available for general corporate purposes. Transaction costs of $1,052,500 in aggregate were recognized in profit or loss as incurred, as the Convertible Notes and the Warrants are measured at fair value through profit or loss.

The Convertible Notes bear interest at 10% per annum, computed on a 365-day basis. Interest is payable in cash at maturity, and no periodic interest payments are required before maturity. The holder may convert the Convertible Notes into Class A ordinary shares at any time prior to maturity, subject to a 4.99% beneficial ownership cap. Conversion is settled through the issuance of Class A ordinary shares, and no cash settlement or net cash settlement alternative is available to the Company. The conversion price is the greater of the floor price and the lower of (i) 80% of the lowest trading price of the Class A ordinary shares over the six trading days immediately preceding the conversion date and (ii) the maximum price. The floor price and maximum price were $0.092 and $1.50 per share, respectively, at issuance. These amounts are subject to adjustment for share splits and combinations. Following the 50-for-1 reverse share split effected on March 23, 2026 and the 30-for-1 reverse share split effected on June 23, 2026, the floor price and maximum price were $138.00 and $2,250.00 per share, respectively.

The Warrants are exercisable from March 2, 2026 and expire on March 2, 2031, at an initial exercise price of $289.50 per share ($0.193 per share prior to 50-for-1 and 30-for-1 reverse share splits). The Warrants may be exercised for cash or, at the holder’s election, on a cashless basis, under which the number of Class A ordinary shares to be issued is determined by a contractual Black-Scholes formula (with volatility fixed at 135% and a deemed five-year term) divided by a recent closing bid price of the Class A ordinary shares subject to the floor price (see below definition), and is capped at 125% of the warrant shares surrendered. Exercise is subject to a 4.99% beneficial ownership cap.

During the six months ended June 30, 2026, 20,220 Warrants (30,330,596 Warrants prior to the 50-for-1 and 30-for-1 reverse share splits) were exercised on a cashless basis, comprising 16,720 Warrants (25,080,000 Warrants prior to the 50-for-1 and 30-for-1 reverse share splits) exercised by Ault Lending in eight tranches between March 4 and March 18, 2026 and 3,500 Warrants (5,250,596 Warrants prior to the 50-for-1 and 30-for-1 reverse share splits) exercised by L1 on April 13 and April 22, 2026, and 23,910 Class A ordinary shares (35,864,293 Class A ordinary shares prior to the 50-for-1 and 30-for-1 reverse share splits) were issued on those exercises. No cash consideration was received on the cashless exercises. 11,284 Warrants (16,924,773 Warrants prior to the 50-for-1 and 30-for-1 reverse share splits), all held by Ault Lending, remained outstanding as of June 30, 2026 and were subsequently cancelled without further consideration on August 20, 2026 (Note 20).

The conversion feature of the Convertible Notes is not settled by exchanging a fixed amount of cash for a fixed number of the Company's own Class A ordinary shares and therefore does not meet the criteria for equity classification under IAS 32. The Convertible Notes are hybrid contracts comprising a debt host and embedded derivatives, being the variable-price conversion feature, the related reset provisions and the holder redemption rights exercisable at 125% of the conversion amount, which significantly modify the contractual cash flows. On initial recognition on March 2, 2026, the Company designated the Convertible Notes in their entirety as financial liabilities at fair value through profit or loss under IFRS 9.4.3.5. No embedded derivative is therefore separated from the host contract. Changes in fair value are recognized in profit or loss, other than the portion of the change attributable to changes in the Company's own credit risk, which is presented in other comprehensive (loss) income and is not subsequently reclassified to profit or loss. A gain of $1,726 attributable to own credit risk was recognized in other comprehensive (loss) income for the six months ended June 30, 2026.

The Warrants do not meet the criteria for equity classification under IAS 32 and are accounted for as derivative financial liabilities mandatorily measured at fair value through profit or loss, with the whole of the fair value change recognized in profit or loss. As the Warrants are not designated under the fair value option, the own credit risk requirements of IFRS 9.5.7.7 do not apply. On each cashless exercise, the fair value of the Warrants exercised, measured at the date on which the exercise notice is delivered, was transferred from warrant liabilities to share capital.

The fair values of the Convertible Notes and the Warrants at initial recognition were determined using valuation techniques that incorporated significant unobservable inputs and differed from the transaction price. In accordance with IFRS 9.B5.1.2A, the resulting day one differences of $7,176,298 for convertible notes and $4,441,474 for warrants, respectively, were deferred at initial recognition. After initial recognition, the deferred differences are recognized in profit or loss only to the extent that they arise from changes in a factor, including time, that market participants would take into account when pricing the instruments. The movements in the deferred day one differences during the period are set out in the table below.

Floor Price Event and Redemption of the Convertible Notes

A floor price event occurs under the Convertible Notes when, following an adjustment to the floor price, the floor price exceeds the Nasdaq official closing price of the Class A ordinary shares for five consecutive trading days. Upon the occurrence of a floor price event, the holder may require the Company to redeem all or any portion of the Convertible Notes at 125% of the conversion amount (the “Redemption Premium”). The redemption amount is payable in cash in eight instalments and is funded from, among other sources, not less than 80% of the net proceeds from the Company’s 2026 at-the-market offering program. Following the 50-for-1 reverse share split effected on March 23, 2026, the floor price was adjusted from $0.092 to $4.60 per share. The closing price of the Class A ordinary shares remained below the adjusted floor price for five consecutive trading days, resulting in a floor price event. Both holders subsequently exercised their redemption rights.

Following the floor price event incurred in March 2026, Ault Lending required the Company to redeem the Convertible Note at 125% of the conversion amount, resulting in a redemption amount of $6,794,776. Between June 2 and June 16, 2026, the Company paid $5,428,323 to Ault Lending in cash, with the remaining balance of $1,366,453 unpaid as of June 30, 2026.

The Convertible Note remained remeasured at fair value through profit or loss as of June 30, 2026. Its fair value and carrying amount as of June 30, 2026 are set out in the table below.

Between March 6 and March 11, 2026, L1 converted $375,000 of principal and approximately $760 of accrued interest into 2,545 Class A ordinary shares (3,817,336 Class A ordinary shares prior to the 50-for-1 and 30-for-1 reverse share splits), reducing the outstanding principal of the L1 Convertible Note to $285,000. L1 waived the accrued interest on its Convertible Note. On June 29, 2026, the Company paid $356,250 in cash, representing the remaining principal and the applicable Redemption Premium, and the L1 Convertible Note was fully extinguished. No amount remained outstanding as of June 30, 2026.

	Convertible note	Warrant liabilities
	$	$

Balance as of December 31, 2025	-	1,213,340
Gain on derecognition of warrants repurchased	-	(355,857)
Repurchase of warrant liabilities	-	(857,143)
Issued on March 2, 2026, at fair value	10,573,648	6,544,124
Fair value changes	(2,640,885)	(4,303,563)
Gain on derecognition of convertible notes on cash settlement	(151,071)
Gain recognised in other comprehensive income – own credit risk	(1,726)	-
Settlement in cash	(5,784,573)	-
Converted or exercised into Class A ordinary shares	(667,528)	(2,223,168)
As of June 30, 2026 – fair value	1,327,865	17,733
Day 1 difference not yet recognized in profit or loss	(1,313,486)	-
Balance as of June 30, 2026 (unaudited)	14,379	17,733

Day 1 difference not yet recognized in profit or loss
Balance as of December 31, 2025	-	-
Deferred on initial recognition, March 2, 2026	7,176,298	4,441,474
Amortization of deferred day-one loss from the redemption of the convertible notes	(5,065,446)	-
Amortization of deferred day-one loss the settlement of the convertible notes	(344,317)	-
Amortization against the share capital credit on the conversion of the convertible notes	(453,049)	(1,508,856)
Amortization of deferred day-one loss on the warrants exercises	-	(2,932,618)
Balance as of June 30, 2026 (unaudited)	1,313,486	-

Settlement of Convertible Notes and Cancellation of Warrants

On August 20, 2026, the Company entered into a Supplemental Agreement with the holder of the 8% Original Issue Discount Convertible Promissory Note (the “Supplemental Agreement”), which amended certain terms of the Securities Purchase Agreement and related transaction documents.

Prior to the execution of the Supplemental Agreement, the Company repaid a substantial portion of the redemption amount under the Convertible Note, leaving a remaining redemption amount of approximately US$1,366,453 as of June 30, 2026. Pursuant to the Supplemental Agreement, (i) the second tranche financing contemplated under the original Securities Purchase Agreement was cancelled, (ii) all outstanding warrants to purchase up to 11,284 Class A ordinary shares held by Ault Lending were cancelled, and (iii) the Company agreed to repay the remaining redemption amount in cash on or before December 31, 2026.

Under the terms of the Supplemental Agreement, the Company may prepay the remaining redemption amount at any time without penalty, and no further interest will accrue on the outstanding balance from August 20, 2026. The Company is also required to apply specified portions of net proceeds received from certain future financing transactions toward repayment of the remaining redemption amount in accordance with the terms of the Supplemental Agreement. In addition, certain financings above specified thresholds require the prior written consent of the holder.

Failure by the Company to repay the remaining redemption amount by December 31, 2026 will constitute an event of default under the Supplemental Agreement, subject to the applicable contractual cure period. Upon an event of default, interest will accrue on the outstanding balance at a rate of 25% per annum until repayment. Following full repayment of the remaining redemption amount, all obligations of the Company under the Convertible Note will automatically terminate.

The Company determined that the Supplemental Agreement represents a non-adjusting subsequent event occurring after the reporting date and, accordingly, no adjustment has been recorded in the unaudited condensed consolidated financial statements as of June 30, 2026.

Level 3 Fair Value Measurements

The fair value of the warrant liabilities was determined using the Black-Scholes option pricing model, which incorporates assumptions regarding the market price of the Company's Class A ordinary shares, exercise price, expected volatility, expected term and risk-free interest rate.

The fair value of the convertible note liabilities was determined using valuation techniques that reflected the specific contractual terms of the notes, including the variable conversion feature, redemption rights and settlement provisions. Prior to redemption and settlement, the valuation incorporated significant assumptions regarding the expected timing and manner of settlement. As of June 30, 2026, substantially all of the convertible notes had been redeemed, settled or otherwise extinguished, and the remaining fair value reflected the estimated cash flows associated with the remaining obligations.

Significant unobservable inputs included expected volatility, expected term, risk-free interest rate, discount rate and assumptions regarding redemption and settlement outcomes. Because these inputs are not directly observable in active markets and involve significant management judgment, the related fair value measurements were classified within Level 3 of the fair value hierarchy under IFRS 13.

		As of June 30, 2026	As of June 2, 2026	As of April 13, 2026	As of March 13, 2026	As of March 12, 2026	As of March 4, 2026	As of March 2, 2026*
Valuation Technique	Significant Unobservable Input
Black-Scholes option pricing model	Expected volatility	86.1%	-	83.2%	82.1%	81.6%	81.4%	81.1%
	Expected term (years)	4.67	-	4.89	4.97	4.97	4.99	5.00
	Risk-free interest rate	4.2%	-	3.9%	3.9%	3.9%	3.7%	3.6%
Discounted cash flow methodology	Discounted rate	16.6%	15.1%	-	-	-	-	14.7%

*	March 2, 2026 represents the initial measurement date. The fair value of the instruments was determined upon issuance using the valuation techniques and significant unobservable inputs disclosed above. Subsequent fair value measurements were performed at each conversion date and as of June 30, 2026.

Sensitivity Analysis

The fair value measurements are sensitive to changes in significant unobservable inputs. For the warrant liabilities, increases in expected volatility or expected term would generally result in a higher fair value measurement. For the convertible note, increases in the discount rate would generally result in a lower fair value measurement. Management has determined that reasonably possible changes in these assumptions would not result in a material change in the related fair value measurements. Therefore, no quantitative sensitivity analysis has been disclosed.

Warrants issued in September 2025

On January 27, 2026, the Company entered into warrant repurchase agreements with certain holders of warrants originally issued in September 2025. Under the agreements, the Company repurchased and cancelled the warrants at $90.00 per Class A ordinary share ($0.06 per Class A ordinary share prior to the 50-for-1 and 30-for-1 reverse share splits) issuable upon exercise, equivalent to an aggregate purchase price of $857,143. The warrants subject to the repurchase had a fair value of $1.2 million as of December 31, 2025. As the warrants were measured at fair value through profit or loss, the difference between the carrying amount immediately before repurchase and the consideration paid were included in the fair value change of warrant liabilities recognized in profit or loss.

13.	LOANS AND BORROWINGS

	As of June 30, 2026 (Unaudited)	As of December 31, 2025
	$	$
Current
Guaranteed bank loan	102,402	348,957
Financial institution loan	457,178	602,897
Recourse liability	4,378,250	4,423,508
	4,937,830	5,375,362
Lease liabilities	411,619	429,634
	5,349,449	5,804,996

Non-current
Guaranteed bank loan	367,687	562,260
Financial institution loan	-	65,266
Warrants liabilities at FVTPL	17,733	1,213,340
Lease liabilities	928,611	1,099,767
	1,314,031	2,940,633
Total loans and borrowings	6,663,480	8,745,629

i)	Terms and debt repayment schedule

	Currency	Principal amount	Year of origination	Nominal interest rate % per annum	Year of maturity	June 30, 2026 (Unaudited)	2025
						$	$
Guaranteed bank loan	SGD	300,000	2023	7.75%	2026	-	35,911
Guaranteed bank loan	SGD	300,000	2023	8.80%	2026	7,294	50,376
Financial institution loan	SGD	162,500	2025	21.00%	2026	-	22,641
Financial institution loan	SGD	100,000	2025	59.23%	2026	9,493	53,801
Financial institution loan	SGD	150,000	2025	36.00%	2026	-	21,890
Financial institution loan	SGD	200,000	2025	36.00%	2026	-	77,876
Financial institution loan	SGD	200,000	2025	24.06%	2026	-	131,875
Guaranteed bank loan	SGD	400,000	2026	8.19%	2030	283,503	311,502
Financial institution loan	SGD	150,000	2026	37.12%	2026	41,008	-
Financial institution loan	SGD	250,000	2026	33.14%	2027	51,248	-
Financial institution loan	SGD	97,000	2026	24.00%	2027	53,288	-
Financial institution loan	SGD	53,000	2026	24.00%	2027	29,116	-
Guaranteed bank loan	SGD	50,000	2023	8.25%	2028	16,719	20,832
Guaranteed bank loan	SGD	100,000	2023	8.28%	2028	32,119	40,389
Guaranteed bank loan	SGD	50,000	2023	10.38%	2026	-	6,173
Financial institution loan	SGD	150,000	2025	10.50%	2026	-	20,901
Financial institution loan	SGD	120,000	2026	11.10%	2026	32,805	-
Financial institution loan	SGD	165,000	2026	42.37%	2026	33,833	-
Financial institution loan	SGD	100,000	2026	24.00%	2027	51,508	-
Guaranteed bank loan	SGD	1,000,000	2022	5.25%	2027	-	321,121
Financial institution loan	SGD	150,000	2025	8.25%	2027	70,823	196,299
Financial institution loan	SGD	110,000	2026	12.25%	2026	13,233	-
Financial institution loan	SGD	80,000	2025	20.80%	2026	-	32,499
Financial institution loan	SGD	150,000	2025	14.36%	2027	70,823	110,381
Guaranteed bank loan	SGD	70,000	2021	2.50%	2026	-	2,863
Guaranteed bank loan	SGD	178,812	2021	2.70%	NA	130,454	122,050
Recourse liability	SGD	N/A	N/A	7.0%-7.7%	N/A	4,378,250	4,423,508
Lease liabilities	Multiple	N/A	2022-2026	2.90% to 10.80%	2026-2031	1,340,230	1,529,401
						6,645,747	7,532,289

Most of the guaranteed bank loans are jointly guaranteed by Mr. Fu Xiaowei and Ms. Zhang Fan, the CEO of the Group and his spouse.

The weighted average effective interest rates per annum of guaranteed bank loans and financial institution loans is 14.77%.

From June 30, 2026 to the date of issuance of the unaudited condensed consolidated financial statements, all the guaranteed bank loans and financial institution loans were repaid upon maturity without default.

14.	CAPITAL AND RESERVES

	June 30, 2026			December 31, 2025
	Number of Class A shares	Number of Class B shares	$	Number of Class A shares*	Number of Class B shares	$
Issued and fully paid:
Shares
As at the beginning of period/year	45,391	5,000,000	24,825,837	24,065	5,000,000	5,280,406
Issuance of class A shares for business combination	-	-	-	5,600	-	13,376,000
Issuance of class A shares for assets acquisition	-	-	-	2,667	-	5,760,000
Issuance of class A shares to employees (2025 Share incentive plan)	-	-		4,333	-	-
Issuance of class A shares to employees (2024 Share incentive plan)			-	1,487	-	-
Issuance of class A shares to individual consultants	-	-	-	847	-	-
Issuance of class A shares for exercise warrants	23,910	-	714,312	6,349	-	384,188
Issuance of class A shares for conversion of convertible notes	2,545		214,479
Transfer shares from treasury shares	533	-	(337,505)	43	-	25,243
Issuance of shares for At-The-Market Offering	3,129,342	-	18,549,719	-	-	-
Rounding up for reverse share split	43	-	-	-	-	-
As at end of period/year	3,201,764	5,000,000	43,966,842	45,391	5,000,000	24,825,837

*	The Class A ordinary shares are presented on a retroactive basis to reflect the Company’s reverse share split on March 23, 2026 and June 23, 2026.

Holders of class A shares are entitled to dividends as declared from time to time and are entitled to one vote per share at general meetings of the Company. The holder of class B shares is not entitled to dividends as declared from time to time and is entitled to twenty (20) vote per share at general meeting of the Company. The reverse share splits effected during 2026 were applicable solely to the Class A shares; the Class B shares were not subject to the reverse share splits and, accordingly, the number of Class B shares outstanding was not adjusted.

ii)	Nature and purpose of reserves

a)	Foreign currency translation reserve

The foreign currency translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations.

b)	Share-based compensation reserves

Share-based compensation reserves represent the equity set aside for stock-based payments to employees, executives, and external consultants. These reserves arise when a company grants shares or stock options as part of its compensation strategy, recording them as an expense with a corresponding increase in equity. The primary purpose of share-based compensation reserves is to attract, retain, and incentivize key personnel while aligning their interests with the company’s long-term growth. Additionally, it helps preserve cash by offering equity instead of cash payments and serves as a performance-based reward system. Companies also use these reserves to compensate external consultants or advisors, supporting business development and strategic initiatives.

On August 4, 2026, the Company separately issued 304,879 Class A ordinary shares to another unaffiliated third-party advisor under a consulting agreement. Under the agreement, the advisor was engaged to provide strategic advisory, market research and business development services relating to the artificial intelligence, robotics and humanoid technology industries over a six-month period commencing on June 1, 2026.The advisor was engaged to provide strategic and business-development services relating to the artificial-intelligence and humanoid-robotics industries. The engagement was intended to support the Group’s evaluation and development of potential opportunities involving AI-enabled automation and robotics. The shares were granted in consideration for ongoing services to be rendered during the contractual service period and not for past services rendered.

The shares were issued for nominal cash consideration of US$1 and had an aggregate service value of US$300,000. The number of shares was determined using an issue price equal to 80% of the average closing price of Company’s Class A ordinary shares over the five trading days immediately preceding the issuance date. Based on the 304,879 shares issued, the implied issue price was approximately US$0.984 per share. The aggregate fair value of the shares issued on the grant date, based on the closing market price of $1.20 per share on August 4, 2026, was approximately $365,855.

15.	LOSS PER SHARE

The following table sets forth the computation of basic and diluted (loss)/earnings per share attributable to shareholders for the six months ended June 30, 2026 and 2025.

	For the six months ended June 30,
	2026 (Unaudited)	2025 (Unaudited)
	$	$
Loss for the period	(7,062,813)	(8,195,986)
Less: Profit attributable to non-controlling interests	108,080	50,769
Loss for the period attributable to shareholders	(7,170,893)	(8,246,755)
Basic weighted-average number of shares outstanding	526,603	26,517

Basic loss per share attributable to shareholders	(13.62)	(311.00)
Diluted weighted-average number of shares outstanding	526,603	26,517
Diluted loss per share attributable to shareholders	(13.62)	(311.00)

16.	SEGMENT REPORTING

i)	Basis for segmentation

The Group has the following strategic divisions which are its operating and also reportable segments. These segments offer different products and services, and are generally managed separately from a commercial, technological, marketing, operational and regulatory perspective. The Group’s chief executive officer (the Chief Operating Decision Maker or CODM) reviews performance of each segment on a monthly basis for purposes of business management, resource allocation, operating decision making and performance evaluation.

The following summary describes the operations of each reportable segment:

Reportable segments	Operations
IFM services	Encompass cleaning services, property and facility management, and security guard services, delivered as part of a unified service package. Cleaning services include commercial, hospitality, industrial, and disinfection work, while property and facility management covers maintenance, landscaping, administrative support, and compliance functions. Security services include on-site monitoring, safety inspection, and related support.
Manpower outsourcing services	Providing casual workers by comprehensively understanding the corporate customers’ requirements and matching their requirements with qualified casual workers from various kinds of work including, but not limited to, Food & Beverage Crews, Kitchen helper, retail assistant and etc.
Other services	Including web design and development, digital marketing, and rental income from investment properties.

ii)	Information about reportable segment

The CODM evaluates operating segments based on revenue and Segment profit/(loss). Total revenue for reportable segments equals consolidated revenue for the Group. Segment (loss)/profit is defined as net profit or loss of each operating segment excluding the unallocated overhead cost.

	IFM services	Manpower outsourcing services	Other services	Unallocated	Total
	$	$	$	$	$
June 30, 2026
Segment revenue	16,062,712	15,551,050	1,045,474	-	32,659,236
Cost of revenue	(14,761,197)	(14,115,616)	(482,576)	-	(29,359,389)
Other income	447,403	94,946	158,432	3,102	703,883
Selling and marketing expenses	(47,038)	(58,909)	(29,285)	(1,017,290)	(1,152,522)
General and administrative expenses	(4,274,354)	(1,298,909)	(414,705)	(1,915,001)	(7,902,969)
Other expenses	(53,060)	(53,788)	(5,517)	942	(111,423)
Change in fair value of investment property	-	-	(44,079)	-	(44,079)
Net loss on convertible notes designated at FVTPL	-	-	-	(2,617,807)	(2,617,807)
Net gain on warrant liabilities	-	-	-	1,726,802	1,726,802
Finance cost	(404,330)	(136,295)	14,867	(339,515)	(865,273)
Income tax expenses	(40,674)	(18,581)	(40,017)	-	(99,272)
Segment (loss)/profit	(3,070,538)	(36,102)	202,594	(4,158,767)	(7,062,813)

June 30, 2025
Segment revenue	14,458,114	9,578,180	1,718,179	-	25,754,473
Cost of revenue	(12,642,786)	(7,974,014)	(869,538)	-	(21,486,338)
Other income	619,491	99,646	95,320	-	814,457
Selling and marketing expenses	(44,011)	(102,815)	(59,380)	(1,356,071)	(1,562,277)
General and administrative expenses	(2,880,204)	(894,279)	(612,822)	(2,719,695)	(7,107,000)
Other expenses	(19,964)	(11,954)	-	-	(31,918)
Finance cost	(301,581)	(57,933)	(7,038)	(718)	(367,270)
Change in fair value of warrant liability	-	-	-	(24,075)	(24,075)
Impairment loss on intangible asset	-	-	(4,063,000)	-	(4,063,000)
Income tax expenses	(43,972)	(58,715)	(20,351)	-	(123,038)
Segment (loss)/profit	(854,913)	578,116	(3,818,630)	(4,100,559)	(8,195,986)

Assets and liabilities are predominantly reviewed by the CODM at a consolidated level and not at a segment level. Within the Group’s non-current assets are property and equipment which are primarily located in Singapore. Other non-current assets such as right-of-use assets are predominantly regional assets that are not attributed to a segment.

Segment assets and liabilities

	IFM services	Manpower and outsourcing services	Other services	Unallocated	Total
	$	$	$	$	$
2026 H1
Total assets	12,131,447	13,852,007	11,919,301	118,361	38,021,116
Total liabilities	8,928,440	1,646,536	1,100,218	983,014	12,658,208

2025
Total assets	13,738,045	13,340,845	7,156,405	106,306	34,341,601
Total liabilities	13,944,319	2,398,246	1,307,519	3,081,799	20,731,883

Geographic allocation

All business units of the Group are operating in Singapore, Malaysia, Hong Kong, Thailand, Vietnam, Netherlands, Germany, United Arab Emirates and Australia. The Group allocates revenue on the basis of the location of the customer. The geographic revenue generates majority from Singapore, Malaysia and Hong Kong, while less than 10% of the Group’ revenue generated from other countries.

17.	INCOME TAX EXPENSES

	For the six months ended June 30,
	2026 (Unaudited)	2025 (Unaudited)
	$	$
Current tax expense
Current period	6,085	118,245
Changes in estimates related to prior years	93,187	-
	99,272	118,245
Deferred tax expense
Origination and reversal of temporary difference	-	4,793
Income tax expenses	99,272	123,038

The tax on the Group’s loss before income tax differs from the theoretical amount that would arise using the Singapore’s standard rate of income tax as follows:

	For the six months ended June 30,
	2026 (Unaudited)	2025 (Unaudited)
	$	$
Reconciliation between tax expenses and accounting profit at applicable tax rate
Loss before tax	(6,963,541)	(8,072,948)
Tax at the Singapore statutory rate	(1,183,802)	(1,372,401)
Difference from the effect of tax rates in a foreign jurisdiction	684,080	1,088,176
Tax losses-unrecognized deferred tax assets	638,689	141,243
Non-deductible expenses	40,247	328,499
Other non-taxable income	(173,129)	(62,479)
Changes in estimates related to prior years	93,187	-
Income tax expenses	99,272	123,038

18.	RELATED PARTIES

i)	Transactions with key management personnel

a)	Key management personnel compensation

Compensation to Directors and executive officers of the Group comprised the following:

	For the six months ended June 30,
	2026 (Unaudited)	2025 (Unaudited)
	$	$
Short-term employee benefits	716,247	251,410

b)	Key management personnel transactions

The aggregate value of transactions and outstanding balances related to key management personnel and entities over which they have control or significant influence were as follows.

	Transaction values for the six months ended,		Balance outstanding as of
	June 30,	June 30,	June 30,	December 31,
	2026	2025	2026	2025
	(Unaudited)	(Unaudited)	(Unaudited)
	$	$	$	$
Loan to/(repayment from) a shareholder	541,269	(1,514,364)	327,954	(245,962)
Payment made on behalf of a shareholder by the Company/(payment made on behalf of the Company by a shareholder and amount due to a shareholder)	246,079	(4,295)	-	(245,111)

As of June 30, 2026, the Company had a net amount due from a shareholder of $327,954. Subsequently the shareholder has been fully repaid on September 24, 2026.

ii)	Other related party transactions

	Transaction values for the six months ended		Balance outstanding as at
	June 30,	June 30,	June 30,
	2026	2025	2026	December 31,
	(Unaudited)	(Unaudited)	(Unaudited)	2025
	$	$	$	$
Loan to a director of a subsidiary and a minor shareholder of the Company*	2,767,916	-	2,767,916	-
Prepayment to a related party	546,559	89,446	802,434	380,433
Upkeeping and maintenance service provided by a related party and payable to a related party	179,827	-	(151,640)	-
Payment made on behalf by the Company of a related party	246,357	34,837	141,052	114,004
Landscape crew outsourcing service provided to a related party and receivable from a related party	2,691	24,144	4,750	5,775
Outdoor landscape service provided by a related party and payable to a related party	14,386	(211)	(14,216)	(11,934)
Back charged lease payment to a related party	8,590	-	9,904	1,425
Payment made on behalf by a related party of the Company	24,124	-	(23,840)	-

*	The balance represents a loan to a director and shareholder of a subsidiary who is also a minor shareholder of the Company, amounting to S$3,582,514 ($2,767,916), which is interest-bearing at 7% per annum, granted on June 9, 2026 and repayable in a lump sum at the end of the one-year loan period.

19.	CONTINGENCIES

In the ordinary course of business, the Group may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Group records contingent liabilities resulting from such claims, when a loss is assessed to be probable, and the amount of the loss is reasonably estimable. In the opinion of management, there were no pending or threatened claims and litigation as of June 30, 2026 and through the issuance date of these unaudited condensed consolidated financial statements.

20.	SUBSEQUENT EVENTS

The Company evaluated all events and transactions through September 25, 2026, the date of issuance of these unaudited condensed consolidated financial statements, and concluded there were no other material subsequent events that require disclosure in these unaudited condensed consolidated financial statements. Other than the events disclosed below:

Acquisition of Xtreme Solution Pte. Ltd. (“Xtreme”)

On June 24, 2026, YYForce Inc. (the "Company") entered into a letter of intent with Ms. Ren Yinan for the proposed acquisition of a 95% interest in Xtreme Solution Pte. Ltd., a Singapore-incorporated company, for an aggregate consideration of S$4.5 million. The consideration comprises S$400,000 in cash payable upon signing of the Letter of Intent, S$150,000 in cash upon completion of a valuation report, S$350,000 in cash within three months after completion, and S$3.6 million to be satisfied through the issuance of the Company's Class A ordinary shares within three months after completion. The number of shares to be issued will be determined based on the average closing share price for the five trading days preceding the issuance, subject to a 40% discount.

As of the filing date of this unaudited condensed consolidated financial statements, the Company had paid S$730,000 in cash and $4,658,476 in share of the acquisition consideration, and the transfer of the 95% equity interest in Xtreme Solution Pte. Ltd. had been completed on August 3, 2026.

The financial effects on this transaction have not been recognized as of June 30, 2026. The operating results and assets and liabilities of the acquired company will be consolidated from August 3, 2026.

The following tables summarize the consideration transferred to acquired Xtreme at the date of acquisition:

$
Cash	569,467
Consideration shares	4,658,476
Total consideration at fair value	5,227,943

Certain disclosures such as the fair value of the identifiable net assets and the expected goodwill in the Xtreme recognized at the date of acquisition and the measurement basis for that amount, among others, cannot be made given the proximity of the acquisition to the date of issuance of these unaudited condensed consolidated financial statements. Consequently, the analysis required by IFRS 3 is still in progress.

Incorporation of New Subsidiaries

YY Logitech Pte. Ltd.

On August 3, 2026, YY Logitech Pte. Ltd. was incorporated in Singapore as a private company limited by shares. Following incorporation, the initial shareholding was confirmed as YYForce Inc. (95%) and Sunther Manoher (5%). Sunther Manoher was appointed as the initial director.

Facadevision AI Pte. Ltd.

On August 7, 2026, Facadevision AI Pte. Ltd. was incorporated in Singapore as a private company limited by shares. Following incorporation, the initial shareholding was confirmed as YYForce Inc. (70%) and Integral Cleaning Pte. Ltd. (30%). Koh Si Hao was appointed as the initial director.

Issuance of Shares for Services

Operational consulting services

On August 4, 2026, the Company issued 304,879 Class A ordinary shares to an unaffiliated third-party advisor pursuant to a consulting agreement. Under the agreement, the advisor was engaged to provide operational consulting services over a twelve-month period commencing on July 1, 2026, including assisting with the implementation and standardization of operating procedures across the Company's departments and subsidiaries. The advisor was engaged to assist with the implementation and standardization of operating procedures across the Company’s departments and subsidiaries. The arrangement was intended to strengthen internal processes, operational consistency and governance as the Group continued to expand its businesses and geographical presence. The shares were granted in consideration of ongoing services to be rendered during the contractual service period and not for past services rendered.

The shares were issued for nominal cash consideration of US$1 and had an aggregate service value of US$300,000. The number of shares was determined using an issue price equal to 80% of the average closing price of the Company’s Class A ordinary shares over the five trading days immediately preceding the issuance date. Based on the 304,879 shares issued, the implied issue price was approximately US$0.984 per share. The aggregate fair value of the shares issued on the grant date, based on the closing market price of $1.20 per share on August 4, 2026, was approximately $365,855.

Renovation and fit-out services

On August 4, 2026, the Company issued 237,833 Class A ordinary shares to the shareholder of an unaffiliated service provider as non-cash consideration for renovation and fit-out services. The services were provided pursuant to an agreement among the service provider, the Company and Uniforce Security Services Pte. Ltd., a subsidiary of the Company. Under the agreement, the contractor is required to commence the works by August 7, 2026 and achieve practical completion by September 30, 2026. Accordingly, the shares were issued as consideration for the performance of the renovation and fit-out works to be completed under the contract and were not granted for past services rendered a subsidiary of the Company.

The shares were issued for nominal cash consideration of US$1 and had an aggregate service value of S$300,000. The number of shares was determined using an issue price equal to 80% of the average closing price of the Company’s Class A ordinary shares over the five trading days immediately preceding the issuance date. Based on the shares issued, the implied issue price was approximately S$1.261 per share. The aggregate fair value of the shares issued on the grant date, based on the closing market price of $1.20 per share on August 4, 2026, was approximately $285,400.